UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of February 2026

Commission File Number: 001-41709

 SEALSQ CORP

(Exact Name of Registrant as Specified in Charter)

N/A

(Translation of Registrant’s name into English)

British Virgin Islands	Avenue Louis-Casaï 58 1216 Cointrin, Switzerland	Not Applicable

(State or other jurisdiction of incorporation or organization)	(Address of principal executive office)	(I.R.S. Employer Identification No.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F         ☐ Form 40-F

On February 17, 2026, SEALSQ Corp (the "Company") announced preliminary unaudited financial and operational results for the fiscal year ended December 31, 2025. The Company expects to publish its audited full-year financial statements on or before March 31, 2026.

Revenue

Fiscal year 2025 revenue reached $18 million, representing a 66% increase year-over-year. Fourth quarter 2025 revenue was $8 million, compared to $4 million in the fourth quarter of 2024. Revenue growth was driven by renewed demand across core semiconductor and PKI product lines, five months of revenue contribution from IC'ALPS SAS ("IC'ALPS") following its acquisition on August 4, 2025, which represented approximately $3.5 million, and early traction in post-quantum technology programs.

Net Loss

For fiscal year 2025 net loss is expected to be in the range of $30 million to $40 million, compared to a net loss of $21 million for fiscal year 2024. The increased net loss reflects further investment in research and development and sales and marketing efforts to accelerate growth with the launch of the new post-quantum semiconductor product range, increased operating expenses due to the consolidation of IC'ALPS since August 2025, and a non-cash share-based compensation charge of approximately $9 million.

Balance Sheet and Liquidity

As of December 31, 2025, the Company held over $425 million in cash.

Strategic Investments

During fiscal year 2025, the Company deployed approximately $30 million into strategic investments aimed at strengthening vertical integration, including IC'ALPS (custom semiconductor design capabilities), Quantix Edge Security (semiconductor design, test, and personalization center), WISeSat Space AG (secure satellite communications for IoT applications), WeCan Group (KYC infrastructure within the financial sector), and EeroQ (quantum chip design).

Forward-Looking Statements

This Current Report on Form 6-K expressly or implicitly contains certain forward-looking statements concerning SEALSQ Corp and its businesses. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the Company's control. Actual results may differ materially from those expressed or implied by such forward-looking statements.

Important factors that could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to: risks related to the finalization of the financial results for the year ended December 31, 2025; the Company's ability to continue beneficial transactions with material parties, including a limited number of significant customers; market demand and semiconductor industry conditions; and other risks and uncertainties described in the Company's filings with the Securities and Exchange Commission.

As a result, the preliminary financial results contained in this Report on Form 6-K may materially differ from the actual results that will be reflected in the consolidated financial statements for the fiscal year 2025 when they are completed and publicly disclosed.

The Company undertakes no obligation to update any forward-looking statements contained herein as a result of new information, future events, or otherwise, except as required by law.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the registration statement on Form F-3 of the Company (File No. 333-290963), as amended, and the registration statement on Form S-8 of the Company (File No. 333-287139), and into the base prospectus and any prospectus supplement outstanding under each of the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 18, 2026	SEALSQ CORP

	By:	/s/ Carlos Moreira
		Name:	Carlos Moreira
		Title:	Chief Executive Officer

	By:	/s/ John O’Hara
		Name:	John O’Hara
		Title:	Chief Financial Officer